Insight

The China Fund, Inc. (CHN)

December 2002

In brief | **at November 30, 2002**

Net Asset Value per share*	**US$15.85**
Market Price*	**US$13.95**
Premium/Discount*	**-11.99%**
Fund size*	**US$159.63**

	China Fund NAV	MSCI Golden Dragon
1 month return*	**6.2%**	**4.4%**
1 year return*	**14.1%**	**-5.7%**

**Source: State Street Corporation/Martin Currie Inc*

Manager's commentary



For investors with an interest in China, November saw two momentous events. The authorities announced that the US$500 billion domestic stock market would be open to foreign investors, and the 16th congress of China's communist party resulted in a peaceful transfer of power. These two events were not entirely unrelated; politicians will be politicians, and the announcement of the market's opening on the eve of the congress, before a number of the details had been worked out, was doubtless intended to induce a market rally and a warm feeling in delegates' hearts. Chinese investors showed their increasing sophistication by marking down the A-share market the next day. As correspondents complained of the many restrictions, reaction from foreign investors and the media was also distinctly muted. But I think these complaints miss the point. This is a first step, and as the authorities become comfortable, I believe restrictions will be relaxed. As this happens, China will achieve a higher weighting in the indices that are followed by global investors. There are also complaints about how expensive the A-share market is; the Shanghai 180 index trades on about 29X 2002's earnings. This is a natural result of several factors: the closed capital account, Chinese people's 40% savings rate and low RMB interest rates. Your manager, who has been following the A-share market for the past five years, is aware that there are a number of good companies trading at well below the market average, and we hope to apply, on behalf of the Fund, to be among the first foreign investors to access this market.

I will not dwell on Chinese politics, the Byzantine manoeuverings of which fall outside the remit of this update. Suffice to say, the congress was reassuringly uneventful, and gave prominence to the legitimate role of the private sector in China, which readers will know represents the focus of our investments. It was interesting to note how many members of the politburo's standing committee have served time in Western provinces, such as Tibet, Gansu and Guizhou. The handling of these economically-deprived provinces will play an important role in the future of the party.

In the real economy, numbers continued to be positive. As China continues to win market share amid weak global demand, exports in October rose by 31.5% year-over-year. Growth in industrial production accelerated to 14.2%. The tone of the markets has started to improve. This has been helped by the rally in the US, and there are signs of global investors allocating cash to Asia to catch a New Year rally.

Investment strategy

Your Fund is 97.4% invested with holdings in 61 companies. Given the increasing potential threat to oil supplies, we invested in the cheap, high-yielding **PetroChina**. Meanwhile, we continued to buy shares of the battered "P" chip - **Golden Meditech**. In Taiwan, we

took some profits on Taipei Bank, Tong Yang and Kaulin. This was to fund an increase in our weighting of depressed electronic shares. We bought **Lite-on**, which has just completed a five-way merger, and the peripherals maker, **Chicony**. We also added the operator of convenience stores, **Taiwan Familymart**, ahead of a major consolidation of the sector in Taiwan and the company's entry into the mainland market.

Your Fund plans to go ex of a dividend of about US$0.22 on 23 December. Payment is expected to be on 15 January 2003.

Chris Ruffle

In the last few months, we have seen a number of changes in China's legal and regulatory environment which will aid private equity investments. These include the introduction of the QFII (Qualified Foreign Institutional Investors) scheme in the A-share market which will improve the exit market, introduction of new merger and acquisition rules enabling foreign investors to take control of domestic listed companies and a general commitment to safeguard private property rights and to promote entrepreneurs of the 16th Party Congress. These coupled with China's buoyant economy will enable us to make more investments to boost the Fund's NAV.

In November, we have continued to source and work on new investments. One of these (an electronic components manufacturer) has progressed to an advanced stage and we expect closing at the beginning of 2003. We are also active in improving performance and preparing for exit from some of the existing direct investments.

KOH Kuek Chiang
Asian Direct Capital Management

Source: Martin Currie Inc

Fund details*

Market cap	**$139.51m**
Shares outstanding	**10,073,173 shares**
Exchange listed	**NYSE**
Listing date	**July 10, 1992**
Investment manager	**Martin Currie Inc**
Direct investment manager	**Asian Direct Capital Management**

15 largest listed investments* (48.7%)

TCL International	*Information technology*	7.4
Taipei Bank	*Financials*	5.1
Sohu Com	*Information technology*	4.9
Fountain Set Holdings	*Materials*	4.5
Brilliance China	*Consumer discretionary*	4.0
Synnex Technologies	*Consumer discretionary*	2.7
Chinadotcom Corporation	*Information technology*	2.6
Sinopac Holdings	*Financials*	2.4
Polaris Securities	*Financials*	2.4
Zhejiang Expressway	*Utilities*	2.3
Yanzhou Coal Mining	*Energy*	2.3
Ho Tung Chemical	*Materials*	2.2
TPV Technology	*Information technology*	2.1
Chungwha Telecom	*Telecommunications*	1.9
Want Want Holdings	*Consumer discretionary*	1.9

Sector allocation*

	% of net assets	MSCI Golden Dragon %
Information technology	26.2	21.1
Financials	14.0	30.7
Consumer staples	11.3	0.5
Materials	10.7	6.0
Consumer discretionary	10.4	5.9
Industrials	10.0	14.9
Utilities	5.9	10.2
Energy	3.1	3.2
Health Care	3.0	—
Telecommunications	2.8	7.5
Cash	2.6	—
Total	100.0	100.0

Asset allocation* (%)


Hong Kong 40.8%
Taiwan 33.3%
B shares 3.3%
New York 9.4%
Direct 7.3%
Singapore 3.3%
Cash 2.6%

Direct investments* (7.3%)

A-S China Plumbing Products	*Consumer disc*	2.0%
Kowloon Development (34 HK)	*Real estate*	2.0%
Captive Finance	*Financials*	1.9%
Moulin International (2004 CB)	*Manufacturing*	1.2%
New World Sun City	*Real estate*	0.2%

Performance* (in US$ terms)

	NAV %	Market price %
One month	6.2	10.6
Calendar year to date	5.0	12.3
3 years **	4.8	10.3

Fund performance

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**6.2**	**2.6**	**5.0**	**14.1**	**4.8**	**2.6**	**3.1** **
MSCI Golden Dragon	4.4	-1.0	-14.3	-5.7	-16.3	-5.2	—
Hang Seng Chinese Enterprise Index	4.2	-0.8	8.5	6.6	-4.1	-10.6	—

*Source: * State Street Corporation/Martin Currie Inc. # The Fund was launched on July 10, 1992 ** Annualized Return*

Performance in perspective



The China Fund Inc. vs MSCI Golden Dragon
NAV
% Relative Return
NAV ($US)
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
25.0
20.0
15.0
10.0
5.0
0.0
Jul-92
Jun-93
May-94
Apr-95
Mar-96
Mar-97
Mar-98
Feb-99
Jan-00
Jan-01
Jan-02

The China Fund Inc. Premium/discount



The China Fund Inc. % Premium/Discount
% Premium/Discount
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00

Dividend History Chart*



1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Income	0.04140	0.08510	0.00930	0.09180	0.08340	0.50030	0.07800	0.0100	0.00000	0.13205
Long term cap ital gain	0.00100	0.01780	0.24120	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000
Short term cap ital gain	0.01160	0.78720	0.35940	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000

All charts as of November 30, 2002.

Source: State Street Corporation

Sector	Company (code)	Price	Holding	Value $	% of portfolio
Hong Kong 40.8%					
TCL International Holdings Ltd	1070 HK	HK$2.43	37,318,000	11,843,642	7.4%
Fountain Set (Holdings) Ltd	420 HK	HK$3.93	14,750,000	7,187,326	4.5%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$1.35	38,758,000	6,460,951	4.0%
Zhejiang Expressway Co., Ltd	576 HK	HK$2.80	10,724,000	3,712,892	2.3%
Yanzhou Coal Mining Co.	1171 HK	HK$2.88	10,286,000	3,693,144	2.3%
TPV Technology, Ltd	903 HK	HK$2.60	9,968,000	3,323,327	2.1%
Wah Sang Gas	8035 HK	HK$0.78	27,778,000	2,742,732	1.7%
Anhui Expressway	955 HK	HK$1.64	12,488,000	2,578,163	1.6%
BYD Co	1211 HK	HK$15.0	1,225,000	2,356,238	1.5%
Anhui Conch Cement	914 HK	HK$2.40	7,576,000	2,355,827	1.5%
China Rare Earth	0769 HK	HK$0.90	20,284,000	2,288,906	1.4%
LifeTec Group, Ltd	1180 HK	HK$0.16	112,328,000	2,290,218	1.4%
Tack Fat Group International Ltd	928 HK	HK$0.57	30,296,000	2,175,530	1.4%
Natural Beauty Bio-Technology Ltd	157 HK	HK$0.61	19,680,000	1,539,383	1.0%
Mainland Headwear Holdings	1100 HK	HK$2.40	5,000,000	1,554,796	1.0%
Asia Satellite Telecommunications Holdings	1135 HK	HK$11.2	999,000	1,409,126	0.9%
Petrochina Co., Ltd	857 HK	HK$1.50	7,000,000	1,337,445	0.8%
Chen Hsong Holding, Ltd	57 HK	HK$1.49	6,630,000	1,258,250	0.8%
Wanyou Fire Safety	8201 HK	HK$0.29	34,465,000	1,303,743	0.8%
Sino Golf Holdings Ltd	361 HK	HK$0.88	8,964,000	1,034,513	0.7%
Golden Meditech Co Ltd	8180 HK	HK$1.22	3,500,000	552,033	0.4%
Arcontech, Corp	8097 HK	HK$0.22	18,386,000	499,821	0.3%
Geomaxima Holdings, Ltd	702 HK	HK$0.20	15,845,000	412,459	0.3%
Jackin International	630 HK	HK$0.18	16,192,000	365,431	0.2%
Essex Bio-Technology Ltd	8151 HK	HK$0.11	25,418,166	342,235	0.2%
Leefung-Asco Printers Holdings Ltd	623 HK	HK$0.72	3,602,000	327,939	0.2%
Technology Venture Holdings Ltd	61 HK	HK$0.23	6,528,000	192,531	0.1%
Taiwan 33.3%					
Taipei Bank	2830 TT	NT$29.8	9,520,016	8,173,335	5.1%
Synnex Technologies International, Corp	2347 TT	NT$56.0	2,682,400	4,250,417	2.7%
Sinopac Holdings Co	2890 TT	NT$13.8	9,746,754	3,875,114	2.4%
Polaris Securities Co., Ltd	6011 TT	NT$14.2	9,240,164	3,820,120	2.4%
Ho Tung Chemical, Corp	1714 TT	NT$14.3	8,660,904	3,568,163	2.2%
Chunghwa Telecom Co., Ltd	2412 TT	NT$49.3	2,146,000	3,054,232	1.9%
Ability Enterprise Corp	2374 TT	NT$28.0	3,642,000	2,822,524	1.8%
Cheng Shin Rubber	2105 TT	NT$39.4	2,330,000	2,685,105	1.7%
Chicony Electronics Co., Ltd	2385 TT	NT$46.7	1,660,000	2,152,117	1.3%
Advantech Co., Ltd	2395 TT	NT$65.0	1,150,920	2,138,702	1.3%
Lite On Technology Corp	2346 TT	NT$49.6	1,500,000	2,031,115	1.3%
Tong Yang Industry	1319 TT	NT$25.7	2,620,300	2,000,517	1.2%
Merry Electronics	2439 TT	NT$39.3	1,651,400	1,850,748	1.2%
Tainan Enterprises	1473 TT	NT$39.4	1,546,000	1,745,987	1.1%
Phoenixtec Power Co., Ltd	2411 TT	NT$26.1	2,161,000	1,587,597	1.0%
China Metal Products	1532 TT	NT$27.4	2,000,000	1,578,796	1.0%
Lian Hwa Foods	1231 TT	NT$14.9	3,259,000	1,370,827	0.9%
Kaulin Manufacturing	1531 TT	NT$37.5	1,226,000	1,306,886	0.8%
Eva Airways	2618 TT	NT$14.6	3,150,000	1,352,204	0.8%
Choice Lithograph, Inc	9929 TT	NT$9.30	4,512,110	1,195,950	0.8%
Taiwan Familymart	5903 TT	NT$33.2	674,000	662,155	0.4%
B shares 3.3%					
Shanghai Friendship Group Co., Inc	900923 CH	US$0.68	4,003,437	2,854,451	1.8%
Luthai Textile Co., Ltd	200726 CH	HK$4.80	2,599,829	1,650,219	1.0%
Shanghai Matsuoka, Co	900955 CH	US$1.04	663,850	710,983	0.5%
New York 9.4%					
Sohu.com Inc	Sohu US	US$5.95	1,320,386	7,856,297	4.9%
Chinadotcom, Corp	China US	US$2.80	1,473,654	4,126,231	2.6%
Sina.Com	Sina US	US$5.16	574,900	2,966,484	1.9%
Singapore 3.3%					
Want Want Holdings, Ltd	WANT SP	US$0.64	4,800,000	3,024,000	1.9%

People's Food Holding	PFH SP	S$0.90	4,400,000	2,229,141	1.4%
Direct 7.3%					
A-S China Plumbing Products, Ltd			450	3,199,999	2.0%
Kowloon Development 34 HK			6,520,000	3,156,140	2.0%
Captive Finance Ltd			2,000,000	3,045,000	1.9%
Moulin International Holdings, Ltd (2004 CB)			2,000,000	2,003,922	1.2%
New World Sun City, Ltd			83	299,908	0.2%
Cash 2.6%					

Objective

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

Contacts

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
http://www.chinafundinc.com